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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 6)

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Information Resources, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on September 8, 2003, as amended by Amendment No. 1 thereto filed with the Commission on September 10, 2003, Amendment No. 2 thereto filed with the Commission on October 14, 2003, Amendment No. 3 thereto filed with the Commission on October 17, 2003, Amendment No. 4 thereto filed with the Commission on October 24, 2003 and Amendment No. 5 thereto filed with the Commission on October 27, 2003 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Gingko Acquisition Corp., a Delaware corporation, to purchase all of the outstanding common stock of the Company, together with the associated Preferred Share Purchase Rights. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase (as defined in the Schedule 14D-9), as applicable. The Schedule 14D-9 is hereby further amended and supplemented as follows:

Item 4.

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of the section therein entitled "Background of the Merger":

"On October 28, 2003, Open Ratings sent an additional letter to Mr. Durrett concerning its indication of interest. At a meeting held on October 29, 2003, the Board of Directors met together with its legal and financial advisors to discuss and consider the additional letter from Open Ratings. After careful consideration, the Board of Directors reaffirmed its prior determination that the Open Ratings expression of interest could not reasonably be expected to lead to an offer superior to the Gingko transaction. The Board of Directors also directed Mr. Durrett to immediately send a letter to Open Ratings outlining the reasons for its determination.

On October 29, 2003 the Company issued a press release containing a copy of the letters of Open Ratings dated October 21, 2003 and October 28, 2003 and a copy of the letter sent by Mr. Durrett to Open Ratings on October 29, 2003 at the direction of the Board of Directors. A copy of this press release is filed as Exhibit (a)(13) hereto and is incorporated herein by reference in its entirety."

Item 9.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by filing the following Exhibit herewith:

Exhibit Number	Description
(a)(13)	Text of press release of Information Resources, Inc., dated October 29, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: October 29, 2003	By:	/s/ JOSEPH P. DURRETT
	Name:	Joseph P. Durrett
	Title:	Chairman, Chief Executive Officer and President

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(13)	Text of press release of Information Resources, Inc., dated October 29, 2003.

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SIGNATURE
INDEX OF EXHIBITS